VIA EDGAR

August 25, 2017

Mr. Jeffrey A. Foor
Senior Counsel
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Ms. Kathy Churko
Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE: Peachtree Alternative Strategies Fund (“Fund”)
       File Nos. 811-23184; 333-219356

Dear Mr. Foor and Ms. Churko:

This letter confirms our receipt of oral comments from you on August 9, 2017 and August 18, 2017 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) filed via EDGAR with the U.S. Securities and Exchange Commission (the “SEC”) on July 19, 2017 (accession number 0001398344-17-008848). We want to thank you for your comments as we found your comments and clarifying questions very helpful in guiding refinements to the registration statement. The Fund’s Board of Trustees (the “Board”) takes its obligations with respect to clients and regulators very seriously and welcomes the opportunity for collaboration, recognizing that there is always room for improvement and clarification.

In order to facilitate this review process, below we have summarized each oral comment provided, immediately followed by our response and corrective actions taken (if applicable). Unless otherwise defined herein, capitalized terms have the meanings set forth in the Registration Statement.

August 25, 2017

In addition, please note that the Fund is filing Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”) along with this letter. The Amendment incorporates updates to the Registration Statement in response to the Comment Letter and makes certain additional changes. The Amendment is marked to note these changes. Separately, the Fund has requested acceleration of the effective date of the Amendment. In conjunction with the request for acceleration, the Fund acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
•	should the SEC or the SEC’s staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;
•
the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments/Questions Posed and Our Responses:

Accounting Comments

COMMENT 1. Please explain supplementally why the Financial Highlights includes a waiver and lists the Fund’s total expenses before waiver of 1.52%, while the Fee Table does not include a waiver and shows Total Expenses (other than acquired fund fees and expenses) of 1.32%.

RESPONSE 1. The Financial Highlights were calculated over a period of approximately 4 months (January 3, 2017-April 30, 2017), while the expenses listed in the Fee Table are estimated for the current fiscal year (May 1, 2017-April 30, 2018) per Form N-2, Item 3, Instruction 6. The Fund’s adviser voluntarily waived a portion of its fee during the Financial Highlights period. This voluntary waiver was not taken into account for the Fee Table. The difference in the expenses between the two time periods includes:

(A) The Fund amortized offering costs/expenses beginning on January 3, 2017, for a period of 12 months, as it is required to do. These expenses are amortized on a straight line basis. Thus, offering costs/expenses were amortized for each of the 4 months included in the Financial Highlights, but were only amortized for 8 of the 12 months in the fiscal year ended April 30, 2018 used to calculate expenses in the Fee Table.

(B) The Fund accrued expenses during the Financial Highlights period for its annual audit; however those expenses were accrued over a 4 month period as opposed to the 12 month period for the 2018 audit. The effect of fixed fee charges such as audit fees are magnified over periods of less than 12 full months.

(C) The Fund’s assets increased from January 3, 2017 to May 1, 2017 and thus, with respect to fixed costs, the percentage of the Fund’s assets for such costs decreased.

As a result of these factors, the Fund’s expense ratio differed between the Financial Highlights time period as opposed to the current fiscal year.

August 25, 2017

COMMENT 2. Please remove the financial statements for the Predecessor Fund.

RESPONSE 2. The financial statements for the Predecessor Fund have been removed as requested.

Legal Comments

COMMENT 1: With respect to the Fund’s total return chart, where inception to date is listed, please include a footnote specifying the Fund’s inception date.

RESPONSE 1: The requested change has been made.

COMMENT 2: With respect to the Fund’s total return chart, please include the Fund’s name as opposed to the Predecessor Fund’s name.

RESPONSE 2: The requested change has been made.

COMMENT 3: Please explain supplementally why disclosure has been added indicating that fees for certain due diligence services and travel expenses may be paid by the Fund to the extent approved by shareholders.

RESPONSE 3: The Fund believes that fees for certain due diligence services and travel expenses may appropriately be paid by the Fund if such fees are listed as being paid by the Fund in the Fund’s investment advisory agreement and are disclosed to shareholders in the Fund’s registration statement. Currently, such fees are not listed in the Fund’s investment advisory agreement. Thus, in order to be included in such agreement, the Fund’s shareholders would need to approve an amended advisory agreement. It is likely that the Fund’s adviser will seek a shareholder vote to amend the advisory agreement to include payment of these expenses/fees by the Fund. Therefore, the Fund believes that it is appropriate to include language in the registration statement putting shareholders on notice that the Fund would be paying these fees/expenses to the extent approved by shareholders.

* * * * *

Thank you again for your comments to the amendment to the registration statement for the Fund. Should you have any questions or concerns regarding the responses contained herein, please do not hesitate to contact me.

Very truly yours,

/s/ Edward C. Lawrence
Edward C. Lawrence